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                              October 14, 2020

       Eric A. Adams
       President and Chief Executive Officer
       InMed Pharmaceuticals Inc.
       Suite 310-815 W. Hastings Street
       Vancouver, B.C. V6C 1B4
       Canada

                                                        Re: InMed
Pharmaceuticals Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 8,
2020
                                                            File No. 333-239319

       Dear Mr. Adams:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 filed October 8,
2020

       Exhibits

   1. Please have counsel file a revised Exhibit 5.1 opinion that includes the opinion that the warrants will be
binding obligations of the company. For guidance, refer to Section
                                                        II.B.1.f of Staff Legal
Bulletin No. 19.
 Eric A. Adams
FirstName LastNameEric  A. Adams
InMed Pharmaceuticals Inc.
Comapany
October 14,NameInMed
            2020       Pharmaceuticals Inc.
October
Page 2 14, 2020 Page 2
FirstName LastName
       You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Daniel M. Miller, Esq.